Exhibit 12.1

AXIS CAPITAL HOLDINGS LIMITED

RATIO OF EARNINGS TO FIXED CHARGES

Year ended December 31,	2010	2009	2008	2007	2006

Earnings: income before income taxes	$895,403	$539,861	$407,485	$1,133,509	$996,902
Add: fixed charges	58,010	34,061	33,784	52,188	32,412

Earnings for computation	$953,413	$573,922	$441,269	$1,185,697	$1,029,314

Assumed interest component of rent expense(1)	5,798	4,860	4,583	3,759	3,212
Interest expense	52,212	29,201	29,201	48,429	29,200

Total fixed charges	$58,010	$34,061	$33,784	$52,188	$32,412

Ratio of earnings to fixed charges	16.4	16.8	13.1	22.7	31.8

Preferred share dividends(2)	36,875	36,875	36,875	36,775	37,295

Total fixed charges and preferred share dividends	$94,885	$70,936	$70,659	$88,963	$69,707

Ratio of earnings to fixed charges and preferred share dividends	10.0	8.1	6.2	13.3	14.8

(1)	33.3% represents a reasonable approximation of the interest factor.
(2)	Dividends have been tax effected at a 0% rate because it is presumed they will be funded from a Bermuda entity.